Rapidtron Successfully Closes Merger
Friday May 9, 10:31 am ET

Business Poised to Accelerate

LAS VEGAS, Nev.--(BUSINESS WIRE)--May 9, 2003--Rapidtron, Inc. (OTC BB: RPDT) ("RPDT", formerly The Furnishing Club), announced today the successful closure of its merger with Rapidtron, Inc. ("Rapidtron"), a privately held Delaware corporation.

Together, the combined entity will benefit from increased exposure and ability to raise capital for business development.

All conditions stated in the 14C filing were officially met at the closing of the merger. Under the terms of the transaction, RPDT issued 9,600,000 common shares to the shareholders of Rapidtron in exchange for 100% of the issued and outstanding common shares of Rapidtron. RPDT also issued 400,000 common shares to certain finders associated with the merger.

Additionally, a total of 1,436,500 shares were issued to various private placees and convertible note holders at $1 per share. At the closing of the merger, RPDT had 17,486,502 shares issued and outstanding.

RPDT will continue with its plans to complete the anticipated total financing of $2,000,000 as originally intended. Future proceeds of fundraising will be utilized to advance Rapidtron's business.

Reflecting the merger, John Veltheer, 37, has resigned from the Company's Board of Directors and John Creel, 65, and Steve Meineke, 49, have been appointed.

John Creel, President, said, "We are pleased to have completed this merger and look forward to developing as a public company." "Given our even stronger positioning as a combined entity and the many growth opportunities before us, we are confident in our outlook," continued Creel.

RPDT's Articles of Incorporation have been amended to increase the total amount of authorized Common Stock from 20,000,000 shares to 100,000,000 shares.

About Rapidtron (www.rapidtron.com)

Rapidtron intends to become the leading provider of Radio Frequency (RF) smart card access control and ticketing/membership systems by providing the premier technology for operator-free entry and exit turnstiles.

Headquartered in Costa Mesa, California, Rapidtron has established itself in the North American marketplace by currently providing its smart card access control systems to Copper Mountain in Colorado and Park City Mountain Resort in Utah, and its bar code system to the University of California at Berkeley, and several leading fitness clubs. Rapidtron anticipates additional orders in 2003 from Park City, Copper Mountain, UC Berkeley, and several other winter resorts and fitness clubs.

Rapidtron has forged a strategic partnership with AXESS AG, a European (Austria) corporation. AXESS AG is at the forefront of Radio Frequency smart card technology and has installed over 2,500 Smart access gates and 1,500 point-of-sale systems to transit companies and resorts in Europe.

Forward-looking statements: The statements in this press release regarding the closing of the merger, benefits of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements, which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Rapidtron, Inc.
John Creel, 866/817-0127

or

Porter, Le Vay & Rose, Inc.
Michael J. Porter, 212/564-4700